FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q3 and YTD RESULTS

Q3 Net Income $95,000 or $0.03 per share ($0.03 fully diluted)
YTD Net Income $1,218,000 or $0.42 per share ($0.37 fully diluted)

Q3 EBITDAS $309,000 or $0.11 Per Share ($0.09 fully diluted)
YTD EBITDAS $2,329,000 or $0.80 per share ($0.72 fully diluted)

Vancouver, Canada, January 9, 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its third quarter of fiscal 2013, which ended November 30, 2013. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q3 2013 net income was $95,000 or $0.03 per share ($0.03 fully diluted) versus net loss of $(376,000) or ($0.13) per share in the same quarter of fiscal 2012. YTD net income increased to $1,218,000 or $0.42 per share ($0.37 fully diluted), from $628,000 or $0.21 in the first three quarters of last year.

Q3 2013 net income before stock based compensation (SBC) was $102,000 or $0.03 per share ($0.03 fully diluted) versus net loss before SBC of $(344,000) or ($0.12) per share in the same quarter last year. YTD net income before SBC was $1,300,000 or $0.45 per share ($0.40 fully diluted) up from $750,000 or $0.25 per share a year ago.

Q3 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $309,000 or $0.11 per share ($0.09 fully diluted), versus $(261,000) or $(0.09) per share during the same period last year. YTD EBITDAS increased to $2,329,000 or $0.80 per share ($0.72 fully diluted) from $1,567,000 or $0.51 per share for the first three quarters of fiscal 2012.

Non-GAAP Net Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012

Net Income (Loss)	$95,000	$(376,000)	$1,218,000	$628,000

Add back SBC	7,000	32,000	82,000	122,000

Net income (Loss) before SBC	$102,000	$(344,000)	$1,300,000	$750,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012

Net Income (Loss) per share	$0.03	$(0.13)	$0.42	$0.21

Add back SBC per share	0.00	0.01	0.03	0.04

Net Income (Loss) per share before SBC	$0.03	$(0.12)	$0.45	$0.25

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012

Net Income (Loss)	$95,000	$(376,000)	$1,218,000	$628,000

Add back:
Interest, net	(2,000)	4,000	4,000	11,000
Depreciation and Amortization	191,000	177,000	561,000	499,000
Non-cash stock based compensation	7,000	32,000	82,000	122,000
Non-cash income tax expense	18,000	(98,000)	464,000	307,000

Total Add Backs	214,000	115,000	1,111,000	939,000

EBITDAS	$309,000	$(261,000)	$2,329,000	$1,567,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012

Net Income (Loss) per share	$0.03	$(0.13)	$0.42	$0.21
Add back:
Interest, net	0.00	0.00	0.00	0.00
Depreciation and Amortization	0.07	0.06	0.19	0.16
Non-cash stock based compensation	0.00	0.01	0.03	0.04
Non-cash income tax expense	0.01	(0.03)	0.16	0.10

Total Add Backs	0.08	0.04	0.38	0.30

EBITDAS per share	$0.11	$(0.09)	$0.80	$0.51

Gross profit margin for the quarter was 43.4%, representing a significant increase over the same quarter of last year.

Gross revenue for Q3 2013 was $3,328,000, versus $4,081,000 in the comparative period of last year. The decline in revenues was principally due to a reduction of co-pack volume, reduced sales of certain branded beverage products and discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees were $123,000 in Q3 2013, a decrease of $193,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and third party services. SG&A expenses decreased by $121,000 to $1,141,000 in Q3 of fiscal 2013 due to decreases in administrative costs, trade spend and marketing costs.

As at November 30, 2013 the Company had free cash of $1,696,000.

During Q3 2013 the Company repurchased an additional 17,483 shares of its common stock at an average price of USD$4.26 per share, pursuant to its share repurchase program. As at November 30, 2013 the Company had outstanding 2,919,697 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $629,000 US remaining authorized under it.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™ ©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM
STATEMENT OF INCOME (LOSS)

(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three months ended		Nine months ended
	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Gross revenue	$3,327,983	$4,080,852	$12,708,649	$14,715,968
Less: Discounts, rebates and slotting fees	(122,543)	(315,365)	(524,848)	(868,282)
Net Revenue	3,205,440	3,765,487	12,183,801	13,847,686

Cost of sales	1,814,943	2,778,952	6,519,060	8,714,255
Operations, selling, general & administration expenses	1,140,667	1,261,799	3,355,305	3,610,394
Depreciation of property, plant and equipment	191,099	176,760	560,514	498,501
Interest	2,080	4,219	7,947	14,371
Interest income	(3,798)	-	(3,798)	(2,907)
Foreign exchange loss	629	3,785	2,638	4,336
Change in fair value of derivative liability	(53,370)	(20,158)	58,851	21,154
Loss on disposal of assets	-	34,466	808	52,606
	3,092,250	4,239,823	10,501,325	12,912,710

Net income (loss) before taxes	113,190	(474,336)	1,682,476	934,976

Income Tax Expense	17,932	(98,043)	463,993	307,313

Net and comprehensive income (loss) after income taxes	95,258	(376,293)	1,218,483	627,663

Earnings (loss) per share

Basic income (loss) per share	$0.03	$(0.13)	$0.42	$0.21

Weighted average number of shares – basic	2,930,352	2,958,262	2,933,693	3,048,719

Fully diluted income (loss) per share	$0.03	$(0.13)	$0.37	$0.19

Weighted average number of shares - diluted	3,288,623	2,958,262	3,256,485	3,362,244